

July 14, 2021

William Levy
Chief Executive Officer
Investment Grade R.E. Income Fund, L.P.
831 State Street
Suite 280
Santa Barbara, CA

      Re: Investment Grade R.E. Income Fund, L.P.
         Post Qualification Amendment No. 1 to
         Offering Statement on Form 1-A
         Filed July 7, 2021
         File No. 024-11181

Dear Mr. Levy:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction